Exhibit 99.2

1Q26 Earnings Call April 23, 2026

Cautionary Statement Regarding Forward - Looking Statements Matters discussed in this presentation may constitute forward - looking statements . Forward - looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts . The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward - looking statements . The forward - looking statements in this presentation are based upon various assumptions . Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations . BeFra | 2

PRESENTERS Andrés Campos President & CEO, BeFra Raúl del Villar CFO, BeFra BeFra | 3

Net Revenue +0.3% EBITDA +13.9% EBITDA Margin +211 bps 17.4% 1Q26 Free Cash Flow $352 M Slight Revenue growth reflecting early signs of recovery across key business units Significant EBITDA increase supported by disciplined cost management and improved operating efficiency Net Income +85.8% Net income relevant increase, in line with our expectations and reflecting the absence of extraordinary impacts experienced in 1Q25 as well as reduced leverage and lower interest rates & Cash flow generation normalized during the quarter, with a cash conversion rate of 58% BeFra | 4 SELECTED HIGHLIGHTS

2,317 3,085 7,260 8.4% 36.5% 55.1% 7.2% 48.8% 44.0% 6.6% 50.9% 42.4% 6.7% 53.2% 39.7% 2018 2019 2020 2021 2022 2023 2024 2025 10,040 11,508 13,010 14,100 14,264 2,317 3,085 7,260 8.4% 91.6% 6.8% 93.2% 6.6% 93.3% 6.7% 92.9% 2018 2019 2020 2021 2022 2023 2024 2025 10,040 11,508 13,010 14,100 14,264 Revenue Distribution Business Unit (Million MXN) Region (Million MXN) Betterware BW Latam Jafra MX Jafra US Mexico US Latam 0.4% 0.4% 6.5% 1Q25 6.0% 53.4% 53.0% 40.0% 40.3% 1Q26 3,499 3,510 6.5% 93.4% 1Q25 6.0% 93.3% BeFra | 5 1Q26 3,499 3,510 0.1% 0.7% 0.7% 0.1%

BeFra

Revenue

(Million MXN)

- Revenue performance was supported by Betterware strengthening, improving trends at Jafra US (offset by FX), and LatAm expansion, partially offset by slightly lower sales at Jafra Mexico. Overall, the quarter reinforced a solid and diversified revenue base.


+0.3%
2025
2026
3,499
3,510
1Q

Associate Base

(Avg. Associate ‘000)

Betterware’s associate base is returning to a growth trajectory, while Jafra—having previously prioritized productivity—is now shifting its focus toward sustained and scalable associate growth.


-1.2%
1,138
1,125
1Q

BeFra | 6

BeFra

EBITDA
(Million MXN)

- EBITDA performance reflects profitability improvement across all business units, driven by margin expansion supported by disciplined cost management, enhanced operational efficiency, and favorable portfolio dynamics.



+211bps
15.3%
17.4%
EBITDA Margin
2025
2026
+13.9%
535
610
EBITDA
1Q

Net Income
(Million MXN)

Net income nearly doubled, reflecting a return to normalized profit levels following extraordinary expenses in 1Q25.



+86.7%
151
281
1Q

BeFra | 7

Free Cash Flow Cash flow generation normalized during the quarter, with a cash conversion rate of 58% , in line with expectations and reflecting the absence of extraordinary impacts seen in 1 Q 25 . 360 458 417 548 - 56 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 592 554 1,132 352 48% 70% 71% 71% - 10% 87% 77% 155% 58% Dividends 25 consecutive quarters of paying dividends since IPO, maintaining a 33% TTM Dividend - to - EBITDA ratio. 2020 2021 2022 2023 2024 2025 2026 830 950 649 998 850 400 32.8% 31.9% 36.0% 23.8% 41.0% 52.2% 39.4% %EBITDA Dividends Paid (Millions MXN) 1,400 2025 LTM 2,222 2,630 +18.3% 83% 96% FCF - to - EBITDA FCF (Millions MXN) To be paid 200

6.4 5.5 5.2 4.5 4.4 2022 2023 2024 2025 1Q26 2.4 1.8 1.8 1.6 1.5 Financial Performance Leverage ROTA Return on Investment 26.2% 73.8% 2022 26.2% 73.8% 2023 17.2% 82.5% 2024 17.9% 82.1% 2025 17.3% 82.7% 1Q26 12.7 15.8 12.4 20.4 22.7 11.3 11.1 10.5 9.6 9.8 23.8 27.8 19.1 28.5 31.9 2022 2023 2024 2025 1Q26 $EPS 18.9 26.6 26.6 25.3 27.0 ROIC% (Billion MXN) (Billion MXN) (MXN) Other Assets Fixed Assets *EPS in 1Q26 = Net Income TTM / Shares outstanding *ROTA & ROIC use NOPAT TTM for 1Q26 Net Debt/EBITDA TTM Total Debt BeFra | 9 Total Assets ROTA%

Strengthen Mexico Leadership Consolidate our position as New Brands or Categories Remain focused on Regional Expansion Continue growing in the USA and keep expanding in Latin 1 2 3 Digital Transformation Evolve our business model 4 Maintain financial discipline and control Maintain financial 5 Strategic Pillars – 2025 to 2030 discipline, demonstrate the strength of our business model, and strengthen financial planning American markets market leader in Mexico exploring new categories in Mexico and beyond towards a digital P2P solution BeFra | 10

Strengthen Mexico Leadership Consolidate our position as New Brands or Categories Remain focused on Regional Expansion Continue growing in the USA and keep expanding in Latin 1 2 3 Digital Transformation Evolve our business model 4 Maintain financial discipline and control Maintain financial 5 Strategic Pillars – 2025 to 2030 discipline, demonstrate the strength of our business model, and strengthen financial planning American markets market leader in Mexico exploring new categories in Mexico and beyond towards a digital P2P solution BeFra | 11

Mexico & Subsidiaries Revenue (Million Mxn) 1,403 1,440 1Q +2.6% 2025 2026 • Associate base returned to growth, marking a key inflection point and supporting revenue expansion . Subsidiaries continue to deliver strong growth . Average weekly revenue increased by 3 . 3% , although the quarter was affected by one less week vs 1 Q 25 . Betterware LatAm continues to grow at an accelerated pace and now represents 1 . 7 % of Betterware’s total revenue . EBITDA (Million MXN) 261 295 +12.9% 18.6% 20.5% • Strong and profitable quarter, with margin expansion driven by disciplined cost management and solid execution, while gross margin remained stable despite external pressures . +190bps EBITDA Margin 1Q BeFra | 12 EBITDA ∆ 1Q26 1Q25 Associate 2.8% 664k 645k Avg. 5.5% 685k 649k EOP

Betterware®

Mexico & Subs

Key 2026 STRATEGIC INITIATIVES	SELECT DEVELOPMENTS
1 Expand licensing beyond Disney and strengthen mix of **frequency-consumption** products	Strong performance of new Better Klin Tabs line 
2 Redesign catalog	New catalog design coming soon
3 Enhance associate services, with direct delivery and a new “Better Fan” plan	Pilot testing new segmentation program, expected to launch Q3
4 New B+ app features and a Salesforce CRM launch	New CRM (Salesforce) coming Q2; Developing new B+ features
5 Launch new payment system in partnership with Broxel	Broxel in pilot testing and under analysis; preparing to scale-up in2H26

BeFra | 13

Mexico Revenue (Million Mxn) 1,870 1,858 1Q - 0.6% 2025 2026 • Temporary stagnation in growth as focus shifted to productivity and monetization of the existing consultant base, which positions the business for a renewed growth phase . EBITDA (Million MXN) 287 315 +10.0% 15.3% 17.0% • Profitability improved driven by enhanced cost efficiency, which reflects the impact of prior restructuring initiatives and lower extraordinary expenses compared to 2025 . +165bps EBITDA Margin 1Q BeFra | 14 EBITDA ∆ 1Q26 1Q25 Associate - 6.9% 436k 468k Avg. - 8.5% 409k 447k EOP

JAFRA
Mexico

Key 2026 STRATEGIC INITIATIVES

1 Refocus innovation, expand Disney licensing, introduce new Skincare lines, and launch Haircare line

2 Strengthen "sample trial" initiatives, enabling consultants to provide a real product experience

3 New subscription initiatives to drive retention and overall experience satisfaction

4 Segment Associate incentives to better cater to different needs

5 Launched J+ platform and new CRM

SELECT DEVELOPMENTS

New products like the Stitch sun block



Sensory sampling implemented

Subscription plan launched in March


VIP
3
PEDIDOS CONSECUTIVOS
VIP
6
PEDIDOS CONSECUTIVOS
VIP
12
PEDIDOS CONSECUTIVOS

New segmentation in Q3

Expect to launch CRM in 2Q and J+ in 3Q

BeFra | 15

Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 Digital Transformation Evolve our business model towards a digital P2P solution 4 Maintain financial discipline and control Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning 5 Strategic Pillars – 2025 to 2030 BeFra | 16

US - USD 11.1 12.0 1Q Revenue (Million USD) • Revenue growth driven by increased consultant activity and a more engaged, expanding salesforce, supporting increased order volumes . +8.6% 2025 2026 EBITDA - 0.6 - 0.1 0.3 1Q - 5.7% - 0.5% 2.6% (Million USD) • Margin expansion and lower losses, driven by improved commercial strategy and cost discipline ; excluding legal expenses, the business reached profitability with a 2 . 6 % margin . We expect legal expenses to significantly decrease by 2027 . +520bps BeFra | 17 EBITDA Margin EBITDA Excluding legal Expense Excluding legal Expense ∆ 1Q26 1Q25 Associate 3.4% 26k 25k Avg. 2.9% 27k 26k EOP

We welcome Colombia to the Betterware family, further strengthening our presence in the Andean region and driving scalable and sustainable growth. Colombia reached over 1,000 associates at the end of 1Q26 Colombia BeFra | 18

Revenue (Million USD) Base reached nearly 14k associates, up more than 20% QoQ. 0.2 1.4 1Q +557.4% Latin America Base reached 2.2k associates, up approximately 10% QoQ and 46% YoY. 2025 2026 BeFra | 19 Colombia launched in March with accelerating growth to date. ∆ 1Q26 1Q25 Associate 869% 15k 1.5k Avg. 864% 16k 1.7k EOP

Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 Digital Transformation Evolve our business model towards a digital P2P solution 4 Maintain financial discipline and control Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning 5 Strategic Pillars – 2025 to 2030 BeFra | 20

Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 Digital Transformation Evolve our business model towards a digital P2P solution 4 Maintain financial discipline and control Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning 5 Strategic Pillars – 2025 to 2030 BeFra | 21

LEVERAGE OUR DATA GROW OUR CLIENTS’ BUSINESS Our Digital Transformation Pillars BeFra | 22 DIGITAL CORE Accelerate growth through a phygital platform that maximizes every P2P interaction Activate the Digital P2P Model Increase their e - commerce and digital presence Continuous improvement of our selling platforms (B+ and J+) Initiatives CRM (Salesforce) AI Committee B+ Analytics

Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 Digital Transformation Evolve our business model towards a digital P2P solution 4 Maintain financial discipline and control Maintain financial discipline, demonstrate the strength of our business model, and strengthen financial planning 5 Strategic Pillars – 2025 to 2030 BeFra | 23

Q&A

Thank you. INVESTOR RELATIONS befra.com ir@better.com.mx